

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Series Limited Liability Company
Articles of Organization

I. **The name of the series limited liability company is:**
ASSETCOIN CAPITAL FUND, LLC

II. **The name and physical address of the registered agent of the series limited liability company is:**
Cloud Peak Law, LLC
1095 Sugar View Dr Ste 500
Sheridan, WY 82801

III. **The mailing address of the series limited liability company is:**
1309 Coffeen Avenue STE 1200
Sheridan, WY 82801

IV. **The principal office address of the series limited liability company is:**
1309 Coffeen Avenue STE 1200
Sheridan, WY 82801

V. **The organizer of the series limited liability company is:**
Andrew Pierce
1095 Sugar View DR STE 500, Sheridan, WY, 82801

VI. **Limitations on Liabilities:**
NOTICE OF LIMITATIONS ON LIABILITIES

Notice pursuant to W.S. 17-29-211 (c)(iii) is hereby given the establishment of or provision for the establishment of one of more designated series of members, managers, transferable interests or assets limitations relative to the debts, obligations or other liabilities of a particular series or the Limited Liability Company generally, whether arising in contract, tort or otherwise.

VII. **Established Series:**
CREATION OF SERIES

Pursuant to W.S. 17-29-211 the following series are created:

ASSETCOIN CAPITAL FUND, LLC Series 1
ASSETCOIN CAPITAL FUND, LLC Series 2
ASSETCOIN CAPITAL FUND, LLC Series 3
ASSETCOIN CAPITAL FUND, LLC Series 4
ASSETCOIN CAPITAL FUND, LLC Series 5
ASSETCOIN CAPITAL FUND, LLC Series 6
ASSETCOIN CAPITAL FUND, LLC Series 7
ASSETCOIN CAPITAL FUND, LLC Series 8
ASSETCOIN CAPITAL FUND, LLC Series 9
ASSETCOIN CAPITAL FUND, LLC Series 10

Signature: *Andrew Pierce* Date: **07/28/2021**

Print Name: **Andrew Pierce**

Title: **Organizer**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Andrew Pierce*   Date: **07/28/2021**

Print Name: **Andrew Pierce**

Title: **Organizer**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #:   **(307) 683-0983**



Consent to Appointment by Registered Agent

Cloud Peak Law, LLC, whose registered office is located at **1095 Sugar View Dr Ste 500, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **ASSETCOIN CAPITAL FUND, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Andrew Pierce*   Date: **07/28/2021**

Print Name: **Andrew Pierce**

Title: **Organizer**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

ASSETCOIN CAPITAL FUND, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **28th** day of **July**, **2021** at **12:05 PM.**

Remainder intentionally left blank.



Filed Date: 07/28/2021

Secretary of State

Filed Online By:

Andrew Pierce

on 07/28/2021